3 April 2002
Number 19/02

BHP BILLITON APPROVES MINING AREA C DEVELOPMENT AND PORT HEDLAND
CAPACITY EXPANSION

BHP Billiton today announced approval for the development of a new iron ore mine at Mining Area C and an expansion of its Pt Hedland port and rail facilities, both in the Pilbara region of north Western
Australia.

Capital costs for the two projects are expected to be US$213 million for development of the new mine (BHP Billiton share US$181 million) and US$351 million for the Port and Capacity Expansion (BHP Billiton share US$299 million).

The Mining Area C development has the potential to increase iron ore production by up to 15 million tonnes per annum (mtpa) by 2011.
The Port and Capacity Expansion (PACE) will increase BHP Billiton's export capacity from 67mtpa to 81mtpa by 2004 and provide the foundations for expansion to over 90mtpa by 2011, an increase of more than 40 per cent.

As part of the Mining Area C development, BHP Billiton has entered into a joint venture with POSCO, whereby POSCO will acquire a 20 per cent interest in the 'C Deposit' section of Mining Area C.

Under the agreement POSCO has committed to purchase a minimum of three million tonnes per annum of MAC(TM) ore following initial ramp-up and to maintain a long-term strategic alliance with BHP Billiton for supply of other iron ore products.

BHP Billiton Deputy CEO Brian Gilbertson said: "The development of Mining Area C signals a new era of growth in our Western Australian iron ore operations and further consolidates our strong relationship with a core customer and one of the most efficient and innovative steel makers in the world.

"For BHP Billiton and its Goldsworthy JV partners this is the first step in unlocking the significant Marra Mamba resource in Mining Area C, which will target the growing requirements for high 'Value in Use' ore from Asia's direct blast furnace steelmakers.

"In addition, the development of Mining Area C marks our determination to maintain BHP Billiton's share of the global seaborne market for iron ore."

All necessary approvals and agreements are in place for construction of the new mine to commence immediately, with full-scale mining of the 'C Deposit' sub-lease to begin in 2003. Development of the PACE project will commence later this calendar year subject to final regulatory approvals.

"The staged expansion of the port facilities over the next decade will provide system capacity to ensure we can meet the predicted growth in demand for both the new Marra Mamba ores and our existing Brockman and Yandi ores in the Asian region," Mr Gilbertson said.

Mining Area C is located 37 kilometres from BHP Billiton's existing Yandi mine and contains the largest undeveloped Marra Mamba resource in the Pilbara.

The resource is currently estimated at 890 million tonnes with significant further exploration potential. 'C Deposit' is located on the northern flank of Mining Area C and contains a proven reserve of 161 million tonnes and a probable reserve of 29 million tonnes (total 189 million tonnes rounded).

The new Mining Area C development will include:

- The development of a 15mtpa mine and processing facility to produce Marra Mamba lump and fines;

- Construction of a 38km railway spur, linking Mining Area C operations to Yandi;

- Installation of infrastructure including power, water, airstrip and access roads, and

- Accommodation facilities for a 500-strong construction workforce and a permanent operations workforce of 150.

Expansion of the port facilities will include:

- Developing a new Western Stockyard;
- A major upgrade and enhancement of dust suppression systems;
- Upgrading the under harbour tunnel conveyor from 4,500 tph to 10,000 tph;
- Establishing an additional lump re-screening facility, and
- Extension of existing shipping berths.

The first phase of the port expansion will increase capacity from 67mtpa to 81mtpa by 2004 and will require a workforce of approximately 400. About 20 new permanent positions will be created by the port expansion.

Capital expenditure for PACE includes the installation of more modern and efficient dust suppression systems at the port facility, expected to cost about US$33 million (BHP Billiton share US$28 million).

Under the POSMAC joint venture arrangement, ownership of the 'C Deposit' development will be BHP Billiton 65 per cent, POSCO 20 per cent, CI Minerals Australia Pty Ltd 8 per cent and Mitsui Iron Ore Corporation 7 per cent.

ORE RESERVE STATEMENT

The information in this report that relates to Mineral Resources and Ore Reserves is based on information compiled by M. Kneeshaw (resources) and
P. Schultz (reserves) who are employees of BHP Billiton and who are a Fellow and Member respectively of The Australasian Institute of Mining and Metallurgy.

M Kneeshaw and P Shultz have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". M Kneeshaw and P Shultz consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

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Ariane Gentil, Manager Communications
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